UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934 for

the month of October 2026

Commission File Number: 001-41709

SEALSQ CORP
(Exact Name of Registrant as Specified in Charter)

N/A

(Translation of Registrant’s name into English)

British Virgin Islands	Avenue Louis-Casaï 58 1216 Cointrin, Switzerland	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Address of principal executive office)	(I.R.S. Employer Identification No.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F       ☐ Form 40-F

SEALSQ Corp (the “Company”) hereby designates the following Reports on Form 6-K previously furnished to the Securities and Exchange Commission as incorporated by reference into the registration statement on Form F-3 of the Company (File No. 333-286098), as supplemented by the registration statement on Form F-3 filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended (File No. 333-290874), and into the base prospectus and any prospectus supplement outstanding under each of the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended:

●	Report on Form 6-K furnished on May 8, 2026 (Film No. 26958507);

●	Report on Form 6-K furnished on August 10, 2026 (Film No. 261258628);

●	Report on Form 6-K furnished on August 26, 2026 (Film No. 261323126);

●	Exhibit 99.2 (except for Sections 1.1, 1.2, 2.2.11, 2.2.12, 2.3 and 3.5) to the Report on Form 6-K furnished on September 11, 2026 (Film No. 261372954);

●	Report on Form 6-K furnished on September 14, 2026 (Film No. 261376003);

●	Report on Form 6-K furnished on September 25, 2026 (Film No. 261406473);

●	Report on Form 6-K furnished on October 2, 2026 (Film No. 261437989); and

●	Report on Form 6-K furnished on October 14, 2026, excluding Exhibit 99.1 (Film No. 261458506).

Except as expressly set forth above, no other information contained in, or furnished as an exhibit to, any Report on Form 6-K is incorporated by reference into the foregoing registration statements by virtue of this Report.

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 16, 2026	SEALSQ CORP

	By:	/s/ Carlos Moreira
		Name:	Carlos Moreira
		Title:	Chief Executive Officer

	By:	/s/ John O’Hara
		Name:	John O’Hara
		Title:	Chief Financial Officer

2